

13030879

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67476

PUBLIC
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duxbury Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 Court Street, Suite 102
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Livelli 508-746-0799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501Wisconsin Avenue, Suite 400E (Address) Bethesda (City) MD (State) 20814 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Livelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duxbury Financial LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEJANDRA PEÑA
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires July 5, 2013

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duxbury Financial LLC

Statement of Financial Condition and Independent Auditor's Report

December 31, 2012


COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Duxbury Financial LLC

Statement of Financial Condition and Independent Auditor's Report

December 31, 2012

Duxbury Financial LLC

Index



ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

To the Member
Duxbury Financial LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Duxbury Financial LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Duxbury Financial LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Bethesda, Maryland
March 29, 2013

Duxbury Financial LLC

Statement of Financial Condition

December 31, 2012

Assets

Assets		
Cash and cash equivalents	$	425,038
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $45,822		9,822
Other assets		3,682
Total assets	$	438,542

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	68,931
Due to affiliate		95,848
Total liabilities		164,779
Member's equity		273,763
Total liabilities and member's equity	$	438,542

See notes to statement of financial condition

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Duxbury Financial LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the exemption allowed in Section (k)(2)(i) and was in compliance with the conditions of the exemption. The Company's activities include structuring private placements for sale to qualified institutional investors and serving as consultant to issuers and asset managers on financing matters.

The Company is a wholly-owned subsidiary of Financial Services Capital, LLC (the Parent, Member, or FSC).

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, and short-term money market mutual funds with maturities of three months or less to be cash and cash equivalents.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments.

Leasehold Improvements, Furniture and Equipment

Leasehold improvements, furniture and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Fee Revenue

The Company earns revenue from two sources: private placement financing transactions and asset management. The Company recognizes fee revenue from private placement financing transactions upon completion of the sale. Fee revenue from realty asset management is recognized when earned based on individual contracts.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by the filing entity on its respective income tax return. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company's filing entity is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

The Company's income and deductions are passed through to the filing entity whose income tax returns are subject to examination by income taxing authorities, generally for up to three years after they were filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Lease Commitment

The Company is lessee of office space under an operating lease expiring May 31, 2013 with a one-year option to renew. The lease has a term of four years and commenced on May 22, 2009. The Company will not exercise the option to renew. On November 15, 2012, the Company entered into another operating lease expiring November 15, 2013 with an option to extend for three additional one year periods.

Future minimum lease payments under the lease are as follows:

	Total
Lease No. 1 - Depot St	$ 6,500
Lease No. 2 - Court St	15,350
Total for the year ending December 31, 2013	$ 21,850

Note 3 - Related Party Transactions

An affiliate provides the Company certain operational and administrative services for which the Company pays an administrative fee. The administrative fee is negotiated annually between the Company and an affiliate.

During 2012, the Company reimbursed an affiliate for expenses paid on behalf of the Company. During 2012, an affiliate paid expenses on behalf the Company. These amounts are noninterest bearing and due on demand.

The Company paid an affiliate for various marketing services performed.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends be paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2012, the Company had net capital of $246,644 which is $235,659 in excess of the required net capital of $10,985. As of December 31, 2012, the Company is in compliance with its net capital requirements.

Note 5 - Contingency

As of December 31, 2012, there is a vendor claim outstanding for $26,311 that the Company is disputing. The Company has not recorded this claim because the Company does not expect to pay the balance due.

Note 6 - Subsequent Events

Events that occur after the statement of financial condition date, but before the financial statement was available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 29, 2013 (the date the financial statement was available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statement or disclosure in the notes to the financial statement.